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                                                                   Exhibit 11



            Statement Regarding Computation of Per Share Earnings

Both primary and fully-diluted earnings per share are computed by dividing earnings available to common shares by the weighted average number of common and common equivalent shares outstanding during the period.

For purposes of computing primary earnings per share, common equivalent shares include the average number of common shares issuable upon the exercise of all employee stock options plus the effect of treasury shares purchasable with the assumed proceeds at the average stock price, if dilutive.

For purposes of computing fully-diluted earnings per share, common equivalent shares are computed on a basis comparable to that for primary earnings per share, except that common shares are assumed to be purchased with proceeds at the market price at the end of the period, if dilutive.


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